[SUMMER INFANT LETTERHEAD]

June 4, 2009

Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 4010

Washington, DC  20549

Re:                             Form 8-K Item 4.01 filed May 27, 2009 - File #1-33346

Dear Mr. Gordon:

Reference is made to your letter dated May 28, 2009 (the “Letter”) relating to the selection by Summer Infant, Inc. (the “Company”) of Caturano and Company, P.C. (the “Auditor”) as the Company’s auditors.  The Letter states that Caturano is not registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore the Company must select another audit firm.

The Auditor changed its name from Vitale, Caturano & Co., Ltd. to Caturano and Company, P.C. on May 1, 2009.  Accordingly, the Auditor filed the necessary paperwork with the PCAOB and the name of the Auditor was changed in the PCAOB’s system, however, there is a delay in this information being reflected on the PCAOB’s website.  Accordingly, the Company does not believe that there is anything further that they need to address with respect to this matter.

Jeffrey Gordon,

June 4, 2009

Additionally, the Company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph Driscoll

Joseph Driscoll, Chief Financial Officer